

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

September 13, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of HSBC HOLDINGS PLC, under the Exchange Act of 1934.

- 4.292% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026

- Floating Rate Senior Unsecured Notes due 2021

- Floating Rate Senior Unsecured Notes due 2026

Sincerely,